EXHIBIT (a)(12)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

STEPHEN L. BROWN, on behalf of himself and all others similarly situated,

Plaintiff,

v.

WILLIAM LYON HOMES, GENERAL WILLIAM LYON, WILLIAM H. LYON, WADE H. CABLE, RICHARD E. FRANKEL, HAROLD H. GREENE, GARY H. HUNT, ARTHUR B. LAFFER, ALEX MERUELO, and LAWRENCE M. HIGBY,

Defendants.

Civil Action No. 2015-N

CORRECTED CLASS ACTION COMPLAINT

Plaintiff, Stephen L. Brown, individually and on behalf of all others similarly situated, by his attorneys, alleges the following based upon the investigation of his counsel, except as to allegations specifically pertaining to plaintiff and his counsel, which are based on personal knowledge.

NATURE OF THE ACTION

1. This is a class action brought on behalf of the public shareholders of the outstanding common stock of William Lyon Homes (“WLH” or the “Company”) against certain officers/directors of WLH, including the Company’s largest shareholder, General William Lyon. This action arises out of an unlawful scheme and plan to enable General William Lyon to acquire the remaining shares of the Company which General William Lyon does not already own for grossly inadequate consideration and in breach of defendants’ fiduciary duties (the “Tender Offer”). Plaintiff alleges that he and the other public shareholders of WLH common stock are entitled to enjoin the Tender Offer, or alternatively, recover damages in the event the transaction is completed.

THE PARTIES

2. At all relevant times Plaintiff Stephen L. Brown has been and continues to be the owner of WLH common stock.

3. WLH is a Delaware corporation with its principal executive offices at 4490 Von Kaman Avenue, Newport Beach, California 92660.

4. Defendant General William Lyon (“General Lyon”) is and has been WLH’s Chairman and Chief Executive Officer at all relevant times. General Lyon is the largest shareholder of the Company’s common stock. Specifically, General Lyon owns 4,115,437 shares of the Company, representing approximately 47.6% of WLH’s outstanding common stock. General Lyon controls approximately 50.4% of the total voting power of the Company.

5. Defendant William H. Lyon (“Lyon”) is and has been a director of WLH at all relevant times. Defendant Lyon is the son of Defendant General Lyon. Defendant Lyon is also the Company’s Vice President and Chief Administrative Officer. Trusts of which Defendant Lyon is the sole beneficiary own approximately 24.1% of the outstanding shares of the Company’s common stock.

6. Defendant General Lyon and Defendant Lyon (collectively, the “Lyons”) together beneficially own approximately 74.5% of WLH’s outstanding common stock.

7. Defendant Wade H. Cable (“Cable”) is and has been a director of WLH at all relevant times. Cable has served as a director and President and Chief Operating Officer of the Company since November 1999.

8. Defendant Richard E. Frankel (“Frankel”) is and has been a director of WLH at all relevant times. From 1993 to 1997, he was Chief Financial Officer, Investment Division Manager, Vice Chairman and President of the Company. He is also currently serving as Chairman and Chief Executive Officer of Duxford Financial, Inc., a wholly-owned subsidiary of the Company.

9. Defendant Harold H. Greene (“Greene”) is and has been a director of WLH at all relevant times.

10. Defendant Gary H. Hunt (“Hunt”) is and has been a director of WLH at all relevant times.

11. Defendant Arthur B. Laffer (“Laffer”) is and has been a director of WLH at all relevant times.

12. Defendant Alex Meruelo (“Meruelo”) is and has been a director of WLH at all relevant times.

13. Defendant Lawrence M. Higby (“Higby”) is and has been a director of WLH at all relevant times.

14. Defendants General Lyon, Lyon, Cable, Frankel, Greene, Hunt, Laffer, Meruelo, and Higby are referred to collectively herein as the “Individual Defendants.”

15. By virtue of their positions as directors and/or officers of WLH, the Individual Defendants stand in a fiduciary position to WLH’s public shareholders and owe these public shareholders the highest duties of good faith, due care, and loyalty.

16. Defendant General Lyon, as a controlling shareholder of the Company, owes a fiduciary duty to the Company’s public shareholders to not use his controlling position to wrongfully benefit himself at the public shareholders’ expense.

CLASS ACTION ALLEGATIONS

17. Plaintiff brings this action on his own behalf and as a class action, pursuant to Rule 23 of the Court of Chancery, on behalf of all shareholders of the Company (except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants’ actions as more fully described herein (the “Class”).

18. This action is properly maintainable as a class action.

19. The Class is so numerous that joinder of all members is impracticable. There were 8,652,067 shares of WLH common stock outstanding as of February 28, 2006, held by thousands of WLH stockholders who are members of the Class.

20. There are questions of law and fact which are common to the Class, including, inter alia, the following: (a) whether the proposed transaction is unfair to the class; (b) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and other members of the Class; (c) whether the Schedule TO is materially false and misleading; (d) whether the Tender Offer is coercive; and (e) whether the Class is entitled to injunctive relief and/or damages as a result of the wrongful conduct committed by defendants.

21. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiffs are typical of the claims of other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff will fairly and adequately represent the Class.

22. Defendants have acted in a manner which affects plaintiff and all members of the Class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the Class as a whole.

23. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

SUBSTANTIVE ALLEGATIONS

Background and the First Proposed Transaction

24. WLH and its subsidiaries are primarily engaged in the design, construction and sale of single family detached and attached homes in California, Arizona and Nevada. Since the founding of the Company’s predecessor in 1956, the Company and its joint ventures have sold over 65,000 homes. The Company conducts its homebuilding operations through five geographic divisions (Southern California, San Diego, Northern California, Arizona and Nevada). For 2005, approximately 63% of the home closings of the Company and its joint ventures were derived from its California operations. For the year ended December 31, 2005, on a consolidated basis the Company had revenues from homes sales of $1.745 billion and delivered 3,196 homes.

25. Almost one year ago, on April 26, 2005, Defendant General Lyon issued a press release, announcing that he had proposed acquiring the outstanding publicly held minority interest in WLH’s common stock for $82 per share in cash. According to the press release, Defendant General Lyon “has advised the Company’s Board of Directors that he will not sell his interest in the Company and will not entertain any proposals in that regard.” Further, the press release revealed that Defendant General Lyon would be using “some of the Company’s cash, to consummate this transaction as proposed.”

26. On April 26, prior to General Lyon’s announcement, WLH’s stock was selling for $75.25, but rose immediately to almost $86 per share and stabilized over the next week at approximately $88 per share.

27. On May 10, 2005, WLH announced its financial results for the first quarter ended March 31, 2005. For that period, net income increased 33% to $20,493,000, or $2.36 per diluted share, as compared to net income of $15,409,000, or $1.55 per diluted share, from the comparable period during the prior year. As a result of this news, WLH’s share price rose to over $90 per share.

28. On May 24, 2005, the Special Committee that was formed to consider the buy-out proposal announced that it had retained Credit Suisse First Boston LLC as its financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP as its legal advisor. The Special Committee also announced that its members would be then members of WLH’s Board of Directors William H. McFarland (Chairman), James E. Dalton, Michael L. Meyer, and Dr. Randoph W. Westerfield.

29. On June 20, 2005, with the Company’s shares selling for $91 per share, the Special Committee “rejected a plan by the chief executive to take the company private,” determining that the $82 per share offer was “inadequate.”

30. On June 28, 2005, General Lyon withdrew his offer. On that date, WLH shares were selling for more than $99 per share.

31. On July 25, 2005, in response to the Board of Directors’ decision to disband the Special Committee, General Lyon announced “that he was ending his efforts at this time to take the Company private.” General Lyon’s announcement was extremely critical of the Special Committee and the process that led to the Special Committee’s rejection of his proposed transaction:

General Lyon said that he was extremely disappointed and regretted that the Special Committee restricted their investment banking firm from engaging in any meaningful dialog when General Lyon’s investment banking firm tried to move the process forward. The Special Committee itself never responded to General Lyon or his investment bankers with a counter offer. The only communique that General Lyon had with the Special Committee was their rejection of his offer stating it was “inadequate”. If it was inadequate it must have been inadequate when the offer was made more than two months prior and begs the question, “what would the adequate number be?”

32. On November 9, 2005, the Company announced that its net income for the nine months ended September 30, 2005, had increased 12% to $102,676,000, or $11.85 per diluted share, as compared to net income of $91,494,000, or $9.22 per diluted share, for the comparable prior period. Also, net new home orders for the three months ended September 30, 2005 increased 27% to 834 homes, compared to 659 homes for the same period in the prior year. In addition, as of September 30, 2005 “the backlog of homes sold but not closed totaled 2,299 homes, a record for any quarter-end in the Company’s history, up 22% from 1,883 homes at September 30, 2004.” The dollar amount of this backlog was also a record for any quarter-end in the Company’s history. Over the next couple of days WLH’s stock price jumped from approximately $115 per share to over $120 per share.

33. General Lyon downplayed these record-breaking results:

“We anticipated that our closings for the quarter would fall short of the closings for the comparable prior period as a result of a reduction in the average number of sales locations in the first half of 2005 as compared to the first half of 2004, resulting in a lack of available product to sell . . .. Our results for the quarter were also negatively impacted by a reduction of 150 basis points in our gross margin percentages for the quarter ended September 30, 2005 as compared to the quarter ended September 30, 2004 primarily due to the earlier close out of projects with higher average gross margins and a shift in product mix.”

34. On March 1, 2006, WLH announced its financial results for the Company’s fourth quarter and fiscal year ended December 31, 2005. According to the announcement, net income in the fourth quarter increased 10% from the prior year’s period to $87,955,000, or $10.11 per diluted share, “a record for any quarter in the Company’s history.” For the fiscal year, net income increased 11% from the prior year to $190,631,000, or $21.98 per diluted share.

35. On October 17, 2005, General Lyon announced the election of three new Directors, Harold H. Greene, Gary H. Hunt, and Dr. Arthur B. Laffer. On January 18, 2006, the election of a fourth new Director was announced, Lawrence M. Higby. These four new Directors replaced the four members of the Special Committee that had rejected General Lyon’s earlier proposed transaction.

The Tender Offer

36. On March 17, 2006, Defendant General Lyon issued a press release and placed a “tomb-stone” advertisement in The Wall Street Journal announcing that he had commenced a tender offer to purchase all outstanding shares of common stock of WLH that he did not already own for $93 per share (the “Tender Offer”). The expiration date for the Tender Offer is April 13, 2006, unless the offer is extended. According to the press release, “The offer is subject to a non-waivable condition that there shall have been validly tendered . . . at least a majority of the outstanding shares” not owned by General Lyon, the trusts for the benefit of Defendant Lyon, or the officers and directors of WLH. The Tender Offer is further subject to the waivable condition that 90% of all outstanding shares be tendered. The press release and advertisement also announced that if the 90% condition is satisfied, the Tender Offer will be followed by a short-form merger (the “Merger”) for the same consideration.

37. The price of $93 per share is unfair and inadequate because:

(a) General Lyon dominates and controls the financial, business and corporate affairs of WLH, and because the Individual Defendants hold executive and director positions within WLH, defendants are in possession of private corporate information concerning WLH’s assets, businesses and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public stockholders of WLH which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of other means of maximizing stockholder value;

(b) Because General Lyon dominates the voting power of WLH’s outstanding equity securities, it is unlikely that any party will make a competing bid to acquire the Company;

(c) Over the last 52 weeks, WLH common stock has traded as high as $164 per share, which is 76.3% higher than the offer price of $93. Further, WLH common stock recently traded as high as $104.30 per share in January 2006, which is 12% higher than the offer price;

(d) General Lyon, through his domination and control of WLH, is seeking to acquire the minority interest in WLH at a time that it is trading at an unusually low market price compared to the price of the stock over the last year;

(e) WLH has been trading close to the level of its book value per share ($62.75), and the offer price of $93 per share does not adequately take into account the significant value of WLH’s assets; and

(f) The offer price of $93 per share does not adequately reflect the expected growth in the Company’s profitability, in light of the growing market for its homes.

38. Furthermore, the Company’s Board of Directors lacks independence. The Board of Directors is beholden to General Lyon because of his control over WLH. General Lyon holds or controls approximately 74.5% of the total voting power of WLH’s outstanding equity securities, and his controlling interest has allowed him to hand-pick the directors and officers of the Company. Since the failure of his first buyout proposal, General Lyon has replaced the four directors who sat on the Special Committee that rejected his proposal.

39. Under the circumstances, the Company’s Board cannot be expected to protect the Company’s public shareholders in transactions which benefit General Lyon at the expense of the Company’s public shareholders, as exemplified by the proposed transaction.

The Materially Misleading and/or Incomplete Tender Offer Statement

40. On March 17, 2006, General Lyon commenced the Tender Offer by filing a tender offer statement with the SEC on Form SC TO-T (the “Tender Offer Statement”).

41. The Tender Offer Statement is materially misleading in that, among other things, it omits material information needed by the Company’s public shareholders in order for them to make fully informed decisions as to whether or not they should tender their shares of WLH into the Tender Offer or seek appraisal related to the Merger. Specifically, the disclosure in the Tender Offer Statement is inadequate because:

(a) The Tender Offer Statement fails to disclose that General Lyon has replaced the four directors that constituted the Special Committee that rejected General Lyon’s first attempted transaction and why such directors were replaced;

(b) While the Tender Offer Statement states that each Defendant General Lyon and his son Defendant Lyon “believes, and has separately determined, that the Offer and the Merger are both financially and procedurally fair to Lyon Homes’ stockholders who are not affiliated with the

Offeror,” the Tender Offer Statement does not disclose what analyses were done to lead each of them separately to that belief, who, if any, they consulted with in forming that belief, and what public or private information concerning the Company was reviewed by them that led to that belief;

(c) While the Tender Offer Statement states that the premiums that the offer represents to the price on the day, week, and four weeks prior to the Tender Offer supports Defendant General Lyon’s and Defendant Lyon’s views as to the fairness of the Tender Offer, the Tender Offer Statement does not disclose how those premiums compare to premiums in comparable transactions, whether such comparable transaction analysis was done, and if such analysis was not done, why not;

(d) Aside from noting the premiums that the offer represents to the Company’s share price on the day, week, and four weeks prior to the Tender Offer, the Tender Offer Statement fails to disclose whether any other valuation analyses were performed by the Lyons, or anyone on their behalf, if such other valuation analyses were performed the results of such analyses, and if such analyses were not performed, why not;

(e) While the Tender Offer Statement acknowledges that “Neither the Offeror nor William H. Lyon has retained an investment banking form or any other person to render a report, opinion or appraisal regarding the fairness of the Offer and the Merger,” the Tender Offer Statement does not disclose why no such person or institution was so retained, whether any such person or institution was retained to provide services concerning valuation of the Company, or whether any person or entity who was already employed or retained by General Lyon, William H. Lyon, and/or the Company provided any such services concerning either the fairness of the Tender Offer or the value of the Company;

(f) The Tender Offer Statement states that “the Offeror and William H. Lyon are familiar with the business of Lyon Homes, have extensive experience in the homebuilding industry and, on the basis of this expertise, believe that the Offer price of $93 net per Share in cash without interest is financially fair to Lyon Homes stockholders (other than the Offeror and his affiliates).” However, the Tender Offer Statement does not state what facts concerning the business of Lyon Homes led them to believe that $93 per share is a fair price, and does not state what in their “extensive experience” in the homebuilding industry led them to believe that $93 per share is a fair price;

(g) The Tender Offer Statement states that Defendants General Lyon and Lyon “in their capacities as officers and directors of Lyon Homes, did have access to certain internal projections for Lyon Homes” and then provides limited projections for 2006, 2007, and 2008. However, the Tender Offer Statement does not disclose whether projections for any subsequent periods were prepared, whether more detailed projections for those three years were prepared, when these limited projections were prepared, what assumptions were used to prepare the projections, or whether any other information concerning financial projections for WLH was reviewed by Defendants General Lyon and/or Lyon. The limited projections that were included in the Tender Offer Statement includes only three summary projected measures to shareholders who are faced with making a material decision – Operating Revenues, Gross Margin and Net Income (Gross Margin Percentage is independently calculable by dividing Gross Margin by Operating Revenues; Earnings per Common Shares is independently calculable by dividing Net Income by the Company’s Shares Outstanding). Other information needed to perform valuation analyses based on projected results, for example, a discounted cash flow analysis, includes: EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization); Interest Expense; Depreciation and Amortization Expense; Capital Expenditures; Changes in Operating Working Capital; Debt Issuance/Retirement, Refunding;

(h) The Tender Offer Statement does not disclose whether any discounted cash flow analysis was performed and the result of that analysis; does not disclose whether any precedent going-private transaction analysis was performed, what transactions were analyzed, and the results of that analysis; does not disclose whether any precedent industry transaction analysis was performed, what transactions were analyzed, and the results of that analysis; if such analyses were not performed, the Tender Offer Statement does not disclose why not. These omissions are important because without this information, investors have no way of knowing how the current offer price relates to the Company’s future prospects or compares to other relevant transactions;

(i) The Tender Offer Statement states that “Certain officers, directors and employees” of WLH hold vested options that may vest as a result of the Merger, but does not disclose who those persons are or the quantity and value of such options.

42. As set forth above, the Tender Offer Statement contains misleading information and omits material information concerning the Tender Offer. Without material and accurate information, WLH shareholders cannot possibly make an informed judgment concerning whether to tender their shares in the Tender Offer or seek appraisal in connection with the Merger.

43. As set forth above, the Tender Offer is coercive because Defendant General Lyon replaced the four directors who formed the Special Committee that rejected his earlier attempt to take the Company private. Because of this blatant tampering, the proposed transaction is structurally coercive. Moreover, as set forth in the Tender Offer Statement, General Lyon expressly warns the Company’s shareholders as follows:

The purchase of Shares by the Offeror pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public . . . . The Shares are currently listed and traded on the NYSE . . . . Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued listing on the NYSE. If the Shares were to cease to be listed on the NYSE, the market for the Shares could be adversely affected . . . . The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by Lyon Homes to the SEC if the Shares are not listed on a national securities exchange or quoted on the Nasdaq National Market and there are fewer than 300 record holders.

In other words, Defendants General Lyon and Lyon warn and threaten the minority shareholders that if they do not tender their shares into the Tender Offer, they risk holding illiquid securities and receiving no further SEC disclosures from the Company. Such threats place extraordinary pressure on the Company’s minority shareholders to tender their shares even if they believe the offer price is unfair and inadequate.

44. By reason of all of the foregoing, the Tender Offer is coercive and does not disclose all material information and Defendants General Lyon and Lyon have breached their duty to offer fair consideration in the Tender Offer.

45. Unless enjoined by this Court, Defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the proposed transactions, which will exclude the Class from its fair share of WLH’s valuable assets and business, and/or benefit defendants in the unfair manner complained of herein, all to the irreparable harm of the Class.

46. Plaintiff has no adequate remedy at law.

WHEREFORE, plaintiff demands judgment as follows:

(1) declaring this to be a proper class action and certifying plaintiff as the class representative and plaintiff’s counsel as class counsel;

(2) enjoining, preliminarily and permanently, the Tender Offer complained of herein;

(3) to the extent, if any, that the Tender Offer is consummated prior to the entry of this Court’s final judgment, rescinding the same or awarding the Class damages;

(4) directing that defendants pay to plaintiff and the other members of the Class all damages caused to them and account for all profits and any special benefits obtained as a result of their wrongful conduct;

(5) awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff’s attorneys and expert(s); and

(6) granting such other further relief as the Court may deem just and proper.

ROSENTHAL, MONHAIT & GODDESS, P.A.

By:
Carmella P. Keener (DSBA No. 2810) 919 N. Market Street, Suite 1401 P.O. Box 1070 Wilmington, Delaware 19899 (302) 656-4433 Attorneys for Plaintiff

OF COUNSEL:

WOLF POPPER LLP

845 Third Avenue

New York, NY 10022

(212) 759-4600